SEC EDGAR Submission Header Summary

Submission Type	8-K
Exchange	NYSE
Sub Filer Id	0000720005
Sub Filer Ccc	sjm2a$jw
Contact Name	Doug Krueger
Contact Phone Number	727-567-4329
Item Ids	1.01
Reporting Period	01-04-2006
Global Enclosed File Count	2
Internet Address	nancy.rice@raymondjames.com
	doug.krueger@raymondjames.com

Documents

8-K	**k810406.htm**
	2006 Senior Management Bonus Formulas
8-K	**submissionpdf.pdf**

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Doug Krueger</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>727-567-4329</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>1.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>01-04-2006</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k810406.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>2006 Senior Management Bonus Formulas</value>
    </field>
    <data sid="data1">
      <filename>k810406.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>submissionpdf.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>
      </value>
    </field>
    <data sid="data2">
      <filename>submissionpdf.pdf</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
```

```
          <value>nancy.rice@raymondjames.com</value>
        </field>
        <field sid="SubInternet_internetAddress_1">
          <value>doug.krueger@raymondjames.com</value>
        </field>
        <check sid="SubFlag_overrideInternetFlag_">
          <value>off</value>
        </check>
      </page>
      <page sid="PAGE4">
      </page>
      <page sid="PAGE6">
      </page>
  </XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

January 4, 2006
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

The Corporate Governance, Nominating and Compensation Committee, in accordance with the Senior Management Compensation Plan approved by the Company's shareholders in 2005, has approved the following fiscal 2006 bonus formulas for the executive officers named below.

Executive Officer	Bonus Formula
Thomas A. James Chairman and Chief Executive Officer - Raymond James Financial, Inc. ("RJF")	1.1% of total Company pre-tax profits.
Chet Helck President and Chief Operating Officer - RJF	0.83% of total Private Client Group ("PCG") pre-tax profits per PCG Contribution Report*; plus, participation in a bonus pool equal to 0.75% of the Company's pre-tax profits (the "Company Performance Bonus Pool").
Richard G. Averitt, III Chairman and Chief Executive Officer - Raymond James Financial Services, Inc. ("RJFS")	0.83% of pre-tax profits of RJFS per PCG Contribution Report*; plus, participation in the Company Performance Bonus Pool.
Richard K. Riess Executive Vice President - RJF	3.2% of pre-tax profits of Eagle Asset Management, Inc., plus 2.25% of pre-tax profits of Heritage Asset Management, Inc. and RJA's Asset Management Services division; plus, participation in the Company Performance Bonus Pool.
Van C. Sayler Senior Vice President, Fixed Income - Raymond James & Associates, Inc. ("RJA")	A portion of the pre-tax profits of RJA's Fixed Income department equal to: 6.0% on the first $16 million of such profits, plus, 3.75% on such profits exceeding $16 million; plus, participation in the Company Performance Bonus Pool.
Jeffrey E. Trocin Executive Vice President, Equity Capital Markets Group - RJA	A portion of the pre-tax profits of RJA's Equity Capital Markets, including international institutional equity sales equal to: 6.0% on the first $16 million of such profits, plus, 3.75% on such profits exceeding $16 million; plus, participation in the Company Performance Bonus Pool.
Dennis W. Zank President RJA	2.1% of the pre-tax profits of RJA per PCG contribution report*; plus, participation in the Company Performance Bonus Pool.

* The PCG Contribution Report adjusts the Private Client Group financial statement pre-tax profits for items related to the private client group sales force, primarily a credit for interest income on cash balances arising from private clients, and also includes adjustments to actual clearing costs, mutual fund revenues and expenses, credit for correspondent clearing, insurance agency and certain asset management profits, accruals for benefit expenses, profits generated by certain private client support operations and other adjustments. These adjustments may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary, unusual or nonrecurring gains and losses, the cumulative effect of accounting changes, acquisitions or divestitures, and foreign exchange impacts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: January 4, 2006

By: /s/ Thomas A. James
Thomas A. James
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer